[First Solar Letterhead]
November 14, 2006
BY EDGAR AND FAX
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Russell Mancuso

Re:	First Solar, Inc. Registration Statement on Form S-1 File No. 333-135574 Request for Acceleration
Dear Mr. Mancuso:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant First Solar, Inc. hereby respectfully requests that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at 4:00pm Eastern Standard Time, on Thursday, November 16, 2006, or as soon thereafter as is practicable.
As soon as the Securities and Exchange Commission has declared such Registration Statement effective, please call Richard T. Hossfeld at Cravath, Swaine & Moore LLP at (212) 474-1208, and then send written confirmation to the addresses listed on the cover of the Registration Statement.

Sincerely,
/s/ Jens Meyerhoff
Jens Meyerhoff
Chief Financial Officer

CC:	Alan Morris Kevin Kuhar Angela Crane